Silvergrove Advisors LLC

Notes to Financial Statements
December 31, 2015

1. ## The Company

Silvergrove Advisors LLC, a New Jersey limited liability company, (the "Company") is a broker-dealer registered with the Securities and Exchange Commission, and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") The Company, located in New York, New York, assists companies in raising capital through the private placement of securities, and provides advisory services related to mergers and acquisitions. As a limited liability company, the liability of the managing member is limited to the value of his membership interest.

2. ## Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

Fee income consists of retainer fees and success fees. Fee income from retainer fees is recorded periodically as earned based on the terms of specific retainer agreements that the Company enters into. Fee income from success fees is recognized at the time a transaction is consummated within the terms of the specific agreements.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash balances which at times may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

2. **Significant Accounting Policies** *(continued)*

Income Taxes

The Company is a Single Member Limited Liability Company and is treated as a disregarded entity for federal and state income tax purposes. Accordingly, the Company does not record a provision for income taxes. The member is responsible for reporting the Company's income or loss on his income tax returns.

Accounting for Uncertain Tax Positions

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to U.S. federal, state or local income tax audits for periods prior to 2012.

Subsequent Events Evaluation by Management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statements through the date that the financial statements were available to be issued, which date is xx xx, 2016.

3. **Net Capital Requirements**

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange and Exchange Act of 1934, which requires the maintenance of minimum net capital, and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had net capital of $1,954,913 which was $1,949,913 in excess of its required capital. The Company's net capital ratio was .0003 to 1.

4. **Future Minimum Lease Payments**

The Company leases its premises under a non-cancellable lease agreement for office space which expired in February 2015 but was renewed for an additional 12 month term, commencing March 1, 2016. Rent expense for 2015 was $29,664.

The minimum annual future rental payments under this agreement as of December 31, 2015 is $4,944 payable in 2016.

* * * * *